                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities Exchange Act of 1934

                        For the month of November, 1999

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_    Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                       -----------------

Description of document filed:  DEALINGS BY SUBSTANTIAL HOLDINGS
                                --------------------------------

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AMVESCAP PLC
285657
IMMEDIATE RELEASE 15TH NOVEMBER 1999
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 0171-454 3652


                      DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1)   NAME OF COMPANY                                           AMVESCAP PLC

2)   NAME OF SHAREHOLDER HAVING A                              PARTIES TO THE VOTING
     SUBSTANTIAL INTEREST                                      ARRANGEMENT ENTERED INTO
                                                               PURSUANT TO THE MERGER WITH
                                                               AIM (NOTIFIED UNDER SECTION
                                                               204 OF THE COMPANIES ACT 1985)

3)   Please state whether                                      NOTIFICATION IS IN RESPECT
     notification indicates                                    OF THE SHAREHOLDER NAMED
     that it is in respect of                                  IN 2 ABOVE
     holding of the Shareholder
     named in 2 above or in
     respect of a non-beneficial
     interest or in the case of an
     individual holder if it is a
     holding of that person's
     spouse or children under the
     age of 18

4)   Name of the registered                                       -
     holder(s) and, if more than
     one holder, the number of
     shares held by each of them.


5)   Number of shares/amount of                                   -
     stock acquired

6)   % of issued Class                                            -

7)   Number of shares/amount of stock disposed
                                                               250,000

8)   % of issued Class                                            0.04%

9)   Class of security                                         ORDINARY SHARES

10)  Date of transaction                                       15 NOVEMBER 1999

11)  Date company informed                                     15 NOVEMBER 1999

12)  Total holding following this notification                 175,189,456



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
13)  Total percentage holding of issued class following this   25.99%
     notification

14)  Any additional information price per share etc.             -

15)  Name of contact and telephone number for queries          ANGELA TULLY
                                                               0171-454 3652

16)  Name and signature of authorised company official         A. TULLY
     responsible for making this notification                  AMVESCAP PLC
                                                               ASSISTANT COMPANY
                                                               SECRETARY

16)  Date of Notification                                      15 NOVEMBER 1999





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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    AMVESCAP PLC
                                              ---------------------------
                                                    (Registrant)

Date 12 November, 1999                        By /s/ ANGELA TULLY
     ---------------------                      -------------------------
                                                    (Signature)

                                                  Angela Tully
                                                  Assistant Company Secretary